UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of E&P assets in Sergipe —

Rio de Janeiro, December 20, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/23/2021, informs that it has concluded today the sale of all its stakes in the set of 11 concessions of onshore fields of oil and gas production, with integrated facilities, located in the state of Sergipe, jointly called Carmópolis Custer, to the company Carmo Energy S.A..

The value of the sale is US$ 1.1 billion, of which: (i) US$ 275 million has already been paid, as a down payment; (ii) US$ 548 million paid on today's date, closing of the transaction, already considering the adjustments due; and (iii) US$ 275 million in 12 months.

This disclosure is in accordance with Petrobras' internal rules and the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree No. 9,355/2018.

This operation is aligned with the portfolio management strategy and the improvement of the company's capital allocation, aiming to maximize value and greater return to society.

About the Carmópolis Cluster

The Carmópolis Cluster comprises 11 onshore production concessions, located in different municipalities of the state of Sergipe, and includes access to the infrastructure for processing, flow, storage, and transportation of oil and natural gas.

Also part of the Carmópolis Cluster is the Atalaia Cluster, which contains, among other assets, the Aracaju Waterway Terminal (Tecarmo) and the Bonsucesso-Atalaia Oil Pipeline, which transports oil production from the Carmópolis Cluster to Tecarmo.

The average production of the Carmópolis Cluster in November 2022 was 4.5 thousand barrels of oil per day and 22 thousand m3/day of gas. As of this date Petrobras transfers the operation of the fields to Carmo Energy.

About Carmo Energy

A, Carmo Energy, a subsidiary of an international group, has extensive experience in O&G operations and services. During the assignment process, Carmo Energy was qualified by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) as operator C, fulfilling all the conditions required by ANP for authorization of the operation, being fully prepared and able to assume the operation of the entire Pole. The other companies in the same international group have been present in Brazil for more than 20 years, in sectors such as transmission and power generation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer